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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43977

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Parkway Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 Route 33 East, Suite 203
(No. and Street)

Manalapan	NJ	07726
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Franzblau (732) 303-8038
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Hays & Company LLP
(Name – *if individual, state last, first, middle name*)

477 Madison Avenue, 10th Floor, New York, NY 10022
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Franzblau, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Parkway Capital Corporation, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Bushra G. Toutounchi
Notary Public
State of New Jersey
My Commission Expires
August 13, 2009

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARKWAY CAPITAL CORPORATION

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2004 AND 2003

PARKWAY CAPITAL CORPORATION

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2004 AND 2003

CONTENTS

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

Board of Directors and Stockholder
Parkway Capital Corporation

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statements of financial condition of Parkway Capital Corporation as of December 31, 2004 and 2003 and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parkway Capital Corporation as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hays & Company LLP

February 3, 2005
New York, New York

PARKWAY CAPITAL CORPORATION

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2004	December 31, 2003
ASSETS		
Cash and cash equivalents	$ 622,417	$ 605,891
Prepaid expenses	1,211	1,211
Securities, at fair value (cost $3,300)	3,060	2,835
Property and equipment, net of accumulated depreciation of $24,621 and $20,961	4,990	8,650
Security deposits and other assets	20,092	2,795
	$ 651,770	$ 621,382
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accrued expenses	$ 18,488	$ 14,823
Commitments and contingencies (Notes 3, 4 and 5)		
Stockholder's equity	633,282	606,559
	$ 651,770	$ 621,382

The accompanying notes are an integral part of these financial statements

PARKWAY CAPITAL CORPORATION

STATEMENTS OF INCOME

	Year ended December 31,	
	2004	2003
Revenue		
Fee income	$ 3,120,900	$ 1,391,300
Interest income	15,846	6,243
Unrealized gain (loss) on investment	225	(465)
	3,136,971	1,397,078
Expenses		
Salaries and related costs	1,580,095	751,763
Travel and promotion	49,927	61,404
Office expenses	20,395	19,838
Professional fees	16,157	18,121
Occupancy costs	13,260	12,422
Miscellaneous	7,909	8,622
Depreciation	3,660	3,659
Bank charges and fees	3,128	2,145
Fees and assessments	2,016	2,140
Outside services	2,885	1,997
Dues and subscriptions	840	1,481
	1,700,272	883,592
Income before provision for income taxes	1,436,699	513,486
Provision for income taxes	19,976	7,103
Net income	$ 1,416,723	$ 506,383

The accompanying notes are an integral
part of these financial statements

PARKWAY CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2003 AND 2004

	Common stock [1]	Additional paid-in capital	Retained earnings	Total
Balance, January 1, 2003	$ 100	$ 99,900	$ 290,176	$ 390,176
Net income, year ended December 31, 2003	-	-	506,383	506,383
Dividends paid	-	-	(290,000)	(290,000)
Balance, December 31, 2003	100	99,900	506,559	606,559
Net income, year ended December 31, 2004	-	-	1,416,723	1,416,723
Dividends paid	-	-	(1,390,000)	(1,390,000)
Balance, December 31, 2004	$ 100	$ 99,900	$ 533,282	$ 633,282

[1] Par value $1.00 per share, 1,000 shares authorized, 100 shares issued and outstanding.

The accompanying notes are an integral part of these financial statements

PARKWAY CAPITAL CORPORATION

STATEMENTS OF CASH FLOWS

	Year ended December 31, 2004	2003
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		
Cash flows from operating activities		
Fee income received	$ 3,120,900	$ 1,391,300
Payments made for salaries	(1,507,413)	(691,547)
Operating expenses paid	(181,231)	(209,846)
Income taxes paid	(41,576)	(3,003)
Interest received	15,846	6,243
Net cash provided by operating activities	1,406,526	493,147
Cash flows from financing activities		
Dividends paid	(1,390,000)	(290,000)
Net increase in cash and cash equivalents	16,526	203,147
Cash and cash equivalents, beginning of year	605,891	402,744
Cash and cash equivalents, end of year	$ 622,417	$ 605,891

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

	2004	2003
Net income	$ 1,416,723	$ 506,383
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	3,660	3,659
Unrealized (gain) loss on investment	(225)	465
Changes in operating assets and liabilities		
Security deposits and other assets	(17,297)	238
Accrued expenses	3,665	(17,598)
Net cash provided by operating activities	$ 1,406,526	$ 493,147

The accompanying notes are an integral part of these financial statements

1 The Company

Parkway Capital Corporation (the "Company") was incorporated under the laws of the State of Delaware on June 21, 1991 and commenced operations in August 1991. During 1991, the Securities and Exchange Commission authorized the Company to act as a broker or dealer in securities pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investors Protection Corporation ("SIPC"). The Company carries no customer funds or securities and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission.

The principal business activity of the Company is to act as a fully disclosed placement agent for the private placement of limited partnerships and/or sale of registered limited partnerships. From time to time, the Company also earns commissions from the sale of listed and NASDAQ equity securities on an agency basis with institutional customers only. The Company's business operates principally in the United States from its office located in Manalapan, New Jersey.

2 Significant accounting policies

Cash and cash equivalents

At December 31, 2004 and 2003, cash and cash equivalents include bank deposits due on demand and money market funds, which invest in U.S. government and other securities. All of the Company's cash balances are held at one financial institution and at times may exceed government insured limits.

The Company considers all highly liquid financial instruments, with a maturity of three months or less when purchased to be cash equivalents.

Securities

Marketable securities are valued at market value; securities not readily marketable are valued at fair value as determined by management.

Property and equipment

Property and equipment, which consists principally of computer and office furniture, are stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over estimated useful lives of the related assets, generally five to seven years. Expenditures for maintenance and repairs are charged to operations at the time the expense is incurred. Expenditures determined to represent additions are capitalized and depreciated.

Revenue recognition

The Company earns revenue in accordance with agreements to act as a fully disclosed placement agent for the private placement of limited partnerships or sale of registered limited partnerships. The Company's fees are a pro-rata portion of the management and annual incentive fees earned by the respective limited partnerships management company. The Company's pro-rata portion is normally 20% to 25% of the gross fees earned by the management company. The Company normally receives its portion of the management fee quarterly and its portion of the incentive fee, if any, on an annual basis. The Company recognizes fee income when it has been earned and is no longer subject to renegotiation or refund.

2 Significant accounting policies (continued)

Income taxes

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be taxed as an S corporation for Federal income tax purposes. In lieu of corporation income taxes, the stockholders of an S corporation are generally taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in the financial statements. The Company has also elected to be taxed as an S Corporation for New Jersey income tax purposes. This election is similar to the election made under the Internal Revenue Code in that the stockholders are generally taxed on their proportionate share of the Company's New Jersey taxable income. However, the Company is subject to a reduced corporate tax rate of approximately 1% of its New Jersey taxable income for 2004 and 2003.

The Company has elected the cash basis of accounting for Federal and state income tax reporting purposes. Deferred income taxes on the differences between the cash and accrual basis are not significant.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

3 Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10:1. At December 31, 2004, the Company had net capital of $594,096, which was $589,096 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .03:1.

4 Commitments and contingencies

Profit sharing plan

The Company maintains a defined contribution profit sharing pension plan on behalf of all of its employees. The Company makes discretionary contributions to the plan based on a percentage of all eligible employees' qualified compensation. The percentage is determined on an annual basis. The Company has elected to contribute $40,000 to the plan for the years ended December 31, 2004 and 2003.

Office lease

The Company occupies office space under a lease which expires in July 2005. Under the terms of the lease agreement, the Company is required to pay monthly rentals of $1,105.

5 Concentrations

During 2004, the Company had two significant clients, which accounted for approximately 42% and 33% of the Company's fee income, respectively. During 2003, the Company had two significant clients, which accounted for approximately 48% and 43% of the Company's fee income, respectively.

PARKWAY CAPITAL CORPORATION

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISION

DECEMBER 31, 2004

NET CAPITAL			
Total stockholder's equity		$	633,282
Less nonallowable assets			
Prepaid expenses	1,211		
Property and equipment, net	4,990		
Security deposits and other assets	20,092		
			26,293
Total net capital before haircuts			606,989
Less haircuts on securities			
Other securities			12,893
Net capital		$	594,096
Minimum net capital required		$	5,000
Excess net capital		$	589,096
Excess net capital at 1,000%		$	592,248
AGGREGATE INDEBTEDNESS			
Total aggregate indebtedness		$	18,488
Ratio of aggregate indebtedness to net capital			.03:1

There were no material differences between the above calculation of net capital and the net capital as reported in the company's Part IIA of the FOCUS report

All other disclosures and reconciliations required under Rule 17a-5 of the Securities and Exchange Commission are not applicable to the Company.

The accompanying notes are an integral part of these financial statements

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

Board of Directors and Stockholder
Parkway Capital Corporation

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

In planning and performing our audit of the financial statements and supplementary information of Parkway Capital Corporation (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. And, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including internal control activities, for safeguarding securities that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve the divisions of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the info and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hays & Company LLP

February 3, 2005
New York, New York